SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer Pursuant to

Rule 13a - 16 or 15d United Securities Exchange Act of 1934

For the Month of August 2004

CERAMIC INTERNATIONAL, INC.

( Translation of Registrant's Name Into English )

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

(Exact Name of the registrant as specified in its charter)

Calle 41 ( Avenida Carlos Pacheco ) No. 7200, del Sector 26, C.P. 31060, Chihuahua, Chihuahua, Mexico

Telephone: 011 52 29 11 11

(Address of Principal Executives Offices)

(Indicate by Check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20- F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes _____ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: )

ITEMS INCLUDED

On August 18, 2004 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending copy of the Second Quarter 2004 Financial information. This information was sent to the Bolsa Mexicana de Valores on July 14th, 2004. A copy of this information is attached to this report as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

________________Jesus A. Olivas________________

Jesus A. Olivas

Chief Financial Officer

Date: August 18th, 2004.

EXHIBIT A

Second Quarter 2004 Financial information

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 2 2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30 2004 AND 2003 (Thousands of Pesos)
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	TOTAL ASSETS	3,904,112	100	3,484,470	100
2	CURRENT ASSETS	1,671,048	43	1,493,584	43
3	Cash and Short-Term Investments	133,591	3	107,718	3
4	Accounts and Documents Receivable (Net)	402,765	10	358,577	10
5	Other Accounts and Documents Receivable	37,437	1	43,600	1
6	Inventories	1,063,182	27	962,699	28
7	Other current assets	34,073	1	20,990	1
8	LONG-TERM	8,051	0	7,960	0
9	Accounts and Documents Receivable (Net)	0	0	0	0
10	Investments in shares of subsidiaries and non Consolidated	8,051	0	7,960	0
11	Other Investments	0	0	0	0
12	PROPERTY, PLANT AND EQUIPMENT	2,078,406	53	1,860,355	53
13	Property	1,065,829	27	954,671	27
14	Machinery and Industrial	2,308,006	59	2,136,998	61
15	Other equipment	365,132	9	286,229	8
16	Accumulated depreciation	1,713,698	44	1,597,896	46
17	Construction in progress	53,137	1	80,353	2
18	DEFERRED ASSETS (NET)	0	0	0	0
19	OTHER ASSETS	146,607	4	122,571	4
20	TOTAL LIABILITIES	2,124,794	100	2,322,833	109
21	CURRENT LIABILITIES	990,386	47	891,562	42
22	Suppliers	299,734	14	318,568	15
23	Bank loans	492,942	23	395,466	19
24	Stock market loans	0	0	0	0
25	Taxes to be paid	4,608	0	5,171	0
26	Other current liabilities	193,102	9	172,357	8
27	LONG-TERM LIABILITIES	634,195	30	1,037,613	49
28	Bank loans	634,195	30	1,037,613	49
29	Stock market loans	0	0	0	0
30	Other loans	0	0	0	0
31	Deferred loans	500,213	24	393,658	19
32	Other liabilities	0	0	0	0
33	CONSOLIDATED STOCK HOLDERS EQUITY	1,779,318	100	1,161,637	100
34	MINORITY INTEREST	260,883	15	231,657	20
35	MAJORITY INTEREST	1,518,435	85	929,980	80
36	Contributed	2,542,735	143	2,043,129	176
37	Paid in Capital Stock (Nominal)	81,332	5	48,649	4
38	Restatement of paid in capital stock	695,165	39	694,509	60
39	Premium on sales of shares	1,766,238	99	1,299,971	112
40	Contributions for future capital increases	0	0	0	0
41	Capital increase (decrease)	-1,024,300	-58	-1,113,149	-96
42	Retained Earnings and capital reserve	321,343	18	302,560	26
43	Repurchase fund of shares	138,008	8	138,566	12
44	Excess (shortfall) in restatement of holders equity	-1,520,475	-85	-1,564,300	-135
45	Net income for the year	36,824	2	10,025	1

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 2 2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENTS BREAKDOWN OF MAIN CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
3	CASH AND SHORT TERM INVESTMENTS	133,591	100	107,718	100
46	Cash	-	0	-	0
47	Short term investments	133,591	100	107,718	100
18	DEFERRED ASSETS (NET)	-	0	-	0
48	Amortiz3d r redeemed expenses	-	0	-	0
49	Goodwill	-	0	-	0
50	deferred taxes	-	0	-	0
51	others	-	0	-	0
21	CURRENT LIABILITIES	990,386	100	891,562	100
52	Foreign currency liabilities	711,071	72	595,324	67
53	Mexican pesos liabilities	279,315	28	296,238	33
24	STOCK MARKETS LOANS	-	0	-	0
54	Commercial paper	-	0	-	0
55	Current maturities of medium term	-	0	-	0
56	Current maturities of bonds	-	0	-	0
26	OTHER CURRENT LIABILITIES	193,102	100	172,357	100
57	Other current liabilities with cost	-	0	-	0
58	Other current liabilities without cost	193,102	100	172,357	100
27	LONG TERM LIABILITIES	634,195	100	1,037,613	100
59	Foreign currency liabilities	634,195	100	1,037,613	100
60	Mexican pesos liabilities	-	0	-	0
29	STOCK MARKET LOANS	-	0	-	0
61	Bonds	-	0	-	0
62	Medium term notes	-	0	-	0
30	OTHER LOANS	-	0	-	0
63	Other loans with cost	-	0	-	0
64	Other loans without cost	-	0	-	0
31	DEFERRED LOANS	500,213	100	393,658	100
65	Negative goodwill	-	0	-	0
66	Deferred taxes	500,213	100	393,658	100
67	Other	-	0	-	0
32	OTHER LIABILITIES	-	0	-	0
68	Reserves	-	0	-	0
69	Other liabilities	-	0	-	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS EQUITY	(1,520,475)	100	(1,564,300)	100
70	Accumulated income due to monetary position	-	0	-	0
71	Income from non monetary position	(1,520,475)	100	(1,564,300)	100

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 2 2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENTS OTHER CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
72	WORKING CAPITAL	680,662	602,022
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	11	11
75	EMPLOYERS (*)	1,627	1,217
76	WORKERS (*)	1,755	1,781
77	CIRCULATION SHARES (*)	162,664,124	97,298,672
78	REPURCHASED SHARES (*)	0	0
(*) THIS CONCEPTS SHOULD BE EXPRESSED IN UNITS

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 2 2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT FROM JANUARY THE 1ST TO JUNE 30th OF 2004 AND 2003 (Thousands of Pesos)

REF R	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	1,850,845	100	1,679,106	100
2	COST OF SALES	1,189,475	64	1,078,451	64
3	GROSS INCOME	661,370	36	600,655	36
4	OPERATING EXPENSES	535,198	29	472,751	28
5	OPERATING INCOME	126,172	7	127,904	8
6	TOTAL FINANCING COST	14,698	1	28,520	2
7	INCOME AFTER FINANCING COST	111,474	6	99,384	6
8	OTHER FINANCIAL OPERATIONS	2,332	0	10,873	1
9	INCOME BEFORE TAXES AND WORKERS PROFIT SHARING	109,142	6	88,511	5
10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	56,836	3	67,516	4
11	NET INCOME AFTER TAXES AND WORKERS SHARING	52,306	3	20,995	1
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATES NET INCOME	52,306	3	20,995	1
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	52,306	3	20,995	1
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATES INCOME	52,306	3	20,995	1
19	NET INCOME OF MINORITY INTEREST	15,482	1	10,970	1
20	NET INCOME OF MAJORITY INTEREST	36,824	2	10,025	1

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 2 2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT BREAKDOWN OF MAIN CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF R	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	1,850,845	100	1,679,106	100
21	DOMESTIC	1,013,427	55	917,334	55
22	FOREIGN	837,422	5	761,772	5
23	TRANSLATED INTO DOLLARS (***)	72,997		66,405

6	TOTAL FINANCING COST	14,698	100	28,520	100
24	INTEREST PAID	36,227	246	40,424	142
25	EXCHANGE LOSSES	57,885	394	128,473	450
26	INTEREST EARNED	5,307	36	3,832	13
27	EXCHANGE PROFITS	41,947	285	118,894	417
28	GAIN DUE TO MONETARY POSITION	-32,160	-219	-17,651	-62

8	OTHER FINANCIAL OPERATIONS	2,332	100	10,873	100
29	OTHER NET EXPENSES (INCOME) NET	2,332	100	10,873	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	56,836	100	67,516	100
32	INCOME TAX	27,237	48	31,354	46
33	DEFERRED INCOME TAX	28,771	51	30,915	46
34	WORKERS PROFIT SHARING	828	1	5,247	8
35	DEFERRED WORKERS PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 2 2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT OTHER CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF R	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
36	TOTAL SALES	1,917,198 0 3,705,639 234,721 60,041 95,497	1,781,464 0 3,441,404 283,561 114,091 137,479
37	NET INCOME OF THE YEAR
38	NET SALES (**)
39	OPERATING INCOME (**)
40	NET INCOME OF MAJORITY I INTEREST (**)
41	NET CONSOLIDATED INCOME (**)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 2 2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTERLY CONSOLIDATED EARNINGS STATEMENT FROM JANUARY THE 1ST TO JUNE 30TH OF 2004 AND 2003 (Thousands of Pesos)

REF R	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	976,597	100	813,574	100
2	COST OF SALES	610,822	63	523,082	64
3	GROSS INCOME	365,775	37	290,492	36
4	OPERATING EXPENSES	289,223	30	237,364	29
5	OPERATING INCOME	76,552	8	53,128	7
6	TOTAL FINANCING COST	28,104	3	-10,327	-1
7	INCOME AFTER FINANCING COST	48,448	5	63,455	8
8	OTHER FINANCIAL OPERATIONS	5,143	1	-531	0
9	INCOME BEFORE TAXES AND WORKERS PROFIT SHARING	43,305	4	63,986	8
10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	29,464	3	36,733	5
11	NET INCOME AFTER TAXES AND WORKERS SHARING	13,841	1	27,253	3
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATES NET INCOME	13,841	1	27,253	3
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	13,841	1	27,253	3
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATES INCOME	13,841	1	27,253	3
19	NET INCOME OF MINORITY INTEREST	4,950	1	3,838	0
20	NET INCOME OF MAJORITY INTEREST	8,891	1	23,415	3

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 2 2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTERLY CONSOLIDATED EARNINGS STATEMENT BREAKDOWN OF MAIN CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF R	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	976,597	100	813,574	100
21	DOMESTIC	533,727	55	427,085	52
22	FOREIGN	442,870	5	386,489	5
23	TRANSLATED INTO DOLLARS (***)	38,445		34,277

6	TOTAL FINANCING COST	28,104	100	-10,327	100
24	INTEREST PAID	17,132	61	20,891	-202
25	EXCHANGE LOSSES	37,025	132	36,336	-352
26	INTEREST EARNED	3,538	13	1,739	-17
27	EXCHANGE PROFITS	15,798	56	64,792	-627
28	GAIN DUE TO MONETARY POSITION	-6,716	-24	-1,023	10

8	OTHER FINANCIAL OPERATIONS	5,143	100	-531	100
29	OTHER NET EXPENSES (INCOME) NET	5,143	100	-531	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	29,464	100	36,733	100
32	INCOME TAX	14,802	50	15,791	43
33	DEFERRED INCOME TAX	13,833	47	18,299	50
34	WORKERS PROFIT SHARING	829	3	2,643	7
35	DEFERRED WORKERS PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 2 2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT OF CHANGES FROM JANUARY THE 1ST TO JUNE 30TH OF 2004 AND 2003 (Thousands of Pesos)
CONSOLIDATED
REF C	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
1	Consolidated net	52,306	20,995
2	+ (-) items added to income which do not require using cash	-49,950	118,512
3	Cash flow from net income of the year	2,356	139,507
4	Cash flow from change in working capital	-141,794	-133,860
5	Cash generated (used) in operating activities	-139,438	5,647
6	Cash flow from external financing	-274,473	100,380
7	Cash flow from internal financing	499,659	-54,378
8	Cash flow generated (used) by financing	225,186	46,002
9	Cash flow generated (used) by investment activities	-4,830	-40,339
10	Net increase (decrease) in cash and investments	80,918	11,310
11	Cash and short term investments at the beginning of the period	52,673	96,408
12	Cash and short term investments at the end of the period	133,591	107,718

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 2 2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT OF CHANGES BREAKDOWN OF MAIN CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF C	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
2	+ (-) items added to income which do not require using cash	-49,950	118,512
13	Depreciation and amortization the period	99,657	87,795
14	+ (-) net increase (decrease) in pensions fund and seniority premiums	0	0
15	+ (-) net loss (profit) in money	0	0
16	+ (-) net loss (profit) in assets and liabilities actualization	0	0
17	+ (-) other items	-149,607	30,717

4	Cash flow from change in working capital	-141,794	-133,860
18	+ (-) decrease (increase) in account receivables	-55,309	8,636
19	+ (-) decrease (increase) in inventories	-91,221	-109,358
20	+ (-) decrease (increase) in other account receivables	-70,090	-44,606
21	+ (-) decrease (increase) in suppliers	26,493	4,749
22	+ (-) decrease (increase) in other liabilities	48,333	6,719

6	Cash flow from external financing	-274,473	100,380
23	+ short term bank and stock market	94,692	107,655
24	+ long term bank and stock market	-369,165	-7,275
25	+ dividend received	0	0
26	+ Other financing	0	0
27	-Bank financing amortization	0	0
28	-Stock market amortization	0	0
29	- Other financing amortization	0	0

7	Cash flow from internal financing	499,659	-54,378
30	+ (-) increase (decrease) in capital	33,392	-54,378
31	- Dividends paid	0	0
32	+ Premium on sale of shares	466,267	0
33	+ Contribution for future capital	0	0

9	Cash flow generated (Utilized) in investment activities	-4,830	-40,339
34	+ (-) decrease (increase) in stock investments of a permanent nature	0	0
35	- Acquisitions of property, plant and equipments	-4,830	-40,339
36	- Increase in constructions in process	0	0
37	+ Sale of other permanent	0	0
38	+ Sale of tangible fixed assets	0	0
39	+ (-) Other items	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 2 2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

RATIOS CONSOLIDATED
CONSOLIDATED
REF P	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
	YIELD
1	Net income to net sales	2.83%	1.25%
2	Net income to stock holders equity (**)	3.84%	12.27%
3	Net income to total assets (**)	2.51%	3.95%
4	Cash dividends to previous year net income	0.00%	0.00%
5	Income due to monetary position to net income	61.48%	84.07%
	ACTIVITY
6	Net sales to net assets (**)	0.95 times	0.99 times
7	Net sales to fixed assets (**)	1.78 times	1.85 times
8	Inventories rotation (**)	2.27 times	2.29 times
9	Accounts receivable in days of sales	34 days	33 days
10	Paid interest to talt liabilities with cost (**)	6.94%	6.33%
	LEVERAGE
11	Total liabilities to total assets	54.42%	66.66%
12	Total liabilities to stock holders equity	1.19 times	2.00 times
13	Foreign currency liabilities to total liabilities	63.31%	70.30%
14	long term liabilities to fixed assets	30.51%	55.77%
15	Operating income to interest paid	3.48 times	3.16 times
16	Net sales to total liabilities (**)	1.74 times	1.48 times
	LIQUIDITY
17	Current assets to current liabilities	1.69 times	1.68 times
18	Current assets less inventory to current liabilities	0.61 times	0.60 times
19	Current assets to total liabilities	0.79 times	0.64 times
20	available assets to current liabilities	13.49%	12.08%
	CASH FLOW
21	Cash flow from net income to net sales	0.13%	8.31%
22	Cash flow from changes in working capital to net sales	-7.66%	-7.97%
23	Cash generated (used) in operating to interest paid	(3.85) times	0.14 times
24	External financing to cash generated (used) in financing	-121.89%	218.21%
25	Internal financing to cash generated in financing	221.89%	-118.21%
26	To cash generated (used) in investment activities	100.00%	100.00%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 2 2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

DATA PER SHARE CONSOLIDATED FINANCIAL STATEMENT
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount

1	Basic profit per ordinary share (**)	0.36	1.17
2	Basic profit per preferent share (**)	0.00	0.00
3	Diluted profit per ordinary share (**)	0.00	0.00
4	Continuous operating profit per common share (**)	1.45	2.92
5	Effect of discontinuous operating continuous operating profit per share (**)	0.00	0.00
6	Effect of extraordinary profit and loss on continuous operating profit per share (**)	0.00	0.00
7	Effect by changes in accounting policies continuous operating profit per share (**)	0.00	0.00
8	Carrying value per share	9.33	9.56
9	Cash dividend accumulated per share	0.00	0.00
10	Dividend in shares per share	0.00 shares	0.00 shares
11	Market price to carrying value	1.80 times	1.34 times
12	Market price to basic profit per ordinary share (**)	46.83 times	10.78 times
13	Market price to basic profit per opreferent share (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                                                             QUARTER: 2 YEAR 2004

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

NOTES TO FINANCIAL STATEMENTS (1)

CONSOLIDATED

Final Printing

S23: IN THIS ACCOUNT OF THE ACTUAL YEAR ARE INCLUDED THE CURRENT LIABILITIES WITH COST OF THE COMPANY, EVEN WHEN THESE ARE NOT BANK LOANS.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                                                                                    QUARTER: 2 YEAR 2004

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

DIRECTOR REPORT (1)

CONSOLIDATED

ANNEX 1                                                                                                                     Final Printing

INTERCERAMIC SECOND QUARTER 2004 RESULTS

The second quarter of 2004 saw Interceramic posting significant improvements over second quarter results in 2003, and marking gains over a lackluster first quarter of the year as well. Record quarterly sales of US $84.8 million topped sales of US $72.2 million in the same quarter of 2003 by 17.5 percent. Larger sales volume and a better mix of products sold, pushed our gross income for the quarter up by 23.3 percent over last year. For the first six months of the year, consolidated sales are up by 10.3 percent to US $161.3 million compared to US $146.3 million in the first semester of 2003. We also moved much more product during the second quarter of 2004 than we had in the same period of 2003, increasing by 15.0 percent. In a particularly welcome development, growth in both sales and product volume occurred in each of our major markets of Mexico and the United States.

In Mexico, our sales for the second quarter jumped by 22.3 percent from the second quarter of 2003 to US $46.3 million from the US $37.9 million posted last year. The amount of product sold by the Company in Mexico during the second quarter of 2004 increased by 18.3 percent over the second quarter of 2003. For the first six months of 2004, sales in Mexico are up 10.6 percent over the first half of 2003, to US $88.3 million from US $79.9 million in 2003, while over the same comparative periods, product volume in Mexico is up by 11.4 from last year.

In the International markets, we hit a record level of sales, and at US $38.4 million for the second quarter of 2004 we bettered sales for the same period of 2003 by 12.2 percent. The amount of product sold in the International markets increased as well, up by 9.9 percent over last year. For the six months, International sales of US $73.0 million are 9.9 percent higher than in the first six months of 2003, and the amount of product sold over the first six months of 2004 in the International markets grew by 7.1 percent over the first semester of 2003.

While our operating expenses have been increasing over past periods in anticipation of substantially improved sales growth, in the second quarter of 2004 Interceramic attained a level of sales that kept well ahead of the ramped up expenditures. As a result, our operating income for the second quarter of 2004 increased by 41.3 percent over the second quarter of 2003, hitting US $6.6 million compared to US $4.7 million in the second quarter last year. We also recorded our highest EBITDA since the second quarter of 2002, and at US $11.1 million it is a 28.5 percent improvement over EBITDA of US $8.6 million in the second quarter last year.

Looking at the first six-months of 2004, operating income of US $11.0 million is less than two percent behind operating income of US $11.1 million recorded in the first six months of 2003. At US $19.7 million, EBITDA for the first half of 2004 is 4.9 percent higher than our EBITDA of US $18.8 million in the first six months last year.

In June, we opened our newest "Interceramic Tile and Stone Gallery" store in San Diego, California, the latest effort in our strategy of covering the inmense Southern California market with high-margin generating company-owned stores. In Mexico, the second quarter of the year was the first full quarter of consolidated results from our newly-acquired franchise distributors in the Chihuahua and Monterrey markets, which bring considerable sales and margin to our Mexican operations as well. Construction of our new tile plant in Chihuahua is proceeding, and we intend on devoting our efforts over the remainder of the year to capitalizing on the improvements and gains we have made over the past few months to our benefit in forthcoming quarters.

We thank our shareholders and customers for their continued support, and we look forward to our remaining challenges and a strong finish for the year.

Oscar E. Almeida

Chairman of the Board

Victor D. Almeida

Chief Executive Officer

This document contains forward-looking statements within the meaning of the United States Securities Exchange Act of 1934 which reflect the Company's views about future events and financial performance. Actual events and results could differ materially from those stated herein and, accordingly, undue reliance should not be placed upon them. The forward-looking statements speak only of their dates and the Company undertakes no obligation to update or revise any of them.

DISCUSSION ON OTHER ACCOUNTS

1.- Comprehensive Financing Cost.- Comprehensive Financing Cost for the for the second quarter of 2004 was a loss of $28.1 millions compared to a gain of $10.3 millions registered during the same period of 2003. This increased loss was mainly due to a increased foreign exchange loss which at $21.2 million loss in the second quarter of 2004, represents a completely adverse number than the $28.5 million gain registered during the same period of 2003. This change was generated by the loss of value of the Pesos against the Dollar.

2.- Other Income or Expenses.- Other income or expenses is an account composed by non continuous ordinary transactions, such as, write down of assets, obsolete inventories, waste of raw materials, etc.

Other expenses during the second quarter of 2004 represented a net product of $5.1 millions, compared to a product of $0.5 millions registered during the same period of 2003.

3.- Minority Net Income.- This account in the Financial Statements relates to the interest of Dal-Tile Inc in "Recubrimientos Interceramic, S.A. de C.V." and Custom's Inc. interest in "Adhesivos y Boquillas, S. de R.L. de C.V.". Minority net income posted during the second quarter of 2004 was $8.9 million, compared to $3.8 million in the same period of 2003, representing an increase of 131.6 percent.

4.- Majority Net Income.- This account in the Financial Statements consists of consolidated net income, less the portion attributable to Dal-Tile's Inc. ownership interest in Recubrimientos Interceramic, S.A. de C.V. and that of Custom's Inc. in "Adhesivos y Boquillas, S. de R.L. de C.V.".

Majority net income for the quarter decreased significantly to an income of $4.9 million in the second quarter of 2004 from a majority net income of $23.4 million in same quarter of 2003. The decrease in the majority income was mainly due to the effect of the Integral Cost of Financing.

LIQUIDITY AND CAPITAL RESOURCES

1).- DEBT.- At the end of the second quarter of 2004 net debt for the Company was of US $86.2 million, mainly composed of the balance due regarding the Syndicated Loan of US $76.3 million. . At the date the Company has not failed to make any payment of any of the different loans obtained from different banks (see Annex 5). At the date of the report the Company is in compliance with all of its credit agreements.

2).- LIQUIDITY.- The main source of fund for the Company is basically the obtained from the sales of the products that manufacture and in a leaser extent that commercializes. For the year of 2004, of the total sales of the Company, 54.65 percent were denominated in Mexican Pesos, while the remaining 45.35 percent were denominated in US Dollars.

EVOLUTION OF MAIN CONCEPTS IN THE LAST YEARS.
	(April - June)
	2002	2003	2004
Net Sales	68.4	72.2	84.8
Cost of Sales	-42.5	-46.4	-53
Gross profit	25.9	25.8	31.8
Gross margin	37.8%	35.7%	37.5%

Operating Expenses	-19.5	-21.1	-25.1
Operating Income	6.4	4.7	6.6
Operating margin	9.3%	6.5%	7.8%

EBITDA	10.0	8.6	11.1
EBITDA margin	14.6%	12.0%	13.1%

Volume variation *	-4.6%	7.9%	15.0%

* Variation respecting the same period of the previous year..

	(January - June)
	2002	2003	2004
Net Sales	145.0	146.3	161.3
Cost of Sales	-89.9	-94.0	-103.7
Gross profit	55.1	52.3	57.6
Gross margin	38.0%	35.8%	35.7%

Operating Expenses	-40.3	-41.2	-46.6
Operating Income	14.8	11.1	11.0
Operating margin	10.2%	7.6%	6.8%

EBITDA	21.9	18.8	19.7
EBITDA margin	15.1%	12.8%	12.2%

Volume variation *	-2.5%	4.8%	9.8%

* Variation respecting the same period of the previous year..

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                                                                         QUARTER: 2 YEAR 2004

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

FINANCIAL STATEMENTS NOTES (1)

CONSOLIDATED

ANNEX 2                                                                                                                     Final Printing

Pursuant to Bulletin B-15 financial statements previously reported have been restated to take into account a common actualization factor determined by weighting the Company's respective sales in Pesos and Dollars, each as effected by inflation and devaluation in the applicable currencies. This factor for the 12 month period from July '03 to June '04 was 8.29% compared to the inflation for the same period of 4.36%.

ACCOUNTING POLICIES AND STANDARDS

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP").

I. Recognition of the effects of inflation.- The Company recognizes the effects of inflation on financial information as required by Mexican Accounting Principles Bulletin B-10, "Accounting Recognition of the Effects of Inflation on Financial Information".

Certain concepts and procedures required by the application of Bulletin B-10 are explained below:

The Company follows the specific-cost method to restate its inventories.

Imported machinery was restated based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date. Machinery and equipment of domestic origin was restated based on the Mexican National Consumer Price Index ("NCPI").

Capital stock, paid in capital, stock repurchase reserve, retained earnings, cumulative effect of deferred taxes, effect of translation of foreign subsidiaries, and net income were restated by using a common restatement factor, which was determined based on the weighted average net sales in each currency.

The gain or loss on net monetary position represents the effects of inflation, as measured by the NCPI, on the Company's monetary assets and liabilities. During inflationary periods, losses are incurred by holding monetary assets, whereas gains are realized by holding monetary liabilities. The net monetary effect is included in the consolidated statements of income as part of the "comprehensive financing cost."

The deficit from restatement of stockholders' equity consists principally of the initial cumulative monetary position result and the cumulative deficit from holding non-monetary assets. The (loss) gain from holding non-monetary assets represents the amount by which the (decrease) increase in the specific value of assets was (lower) higher than the rate of inflation.

II. Cash equivalents.- Cash equivalents are shown at cost plus accrued interest through the balance sheet date. The stated value approximates fair value.

All highly liquid investments with a maturity of three months or less at the time of purchase are considered cash equivalents and are carried at cost which approximates their fair market value.

III. Inventories and Cost of Sales.- Inventories are recorded initially at acquisition or production cost and then restated to reflect replacement cost, which is not in excess of market value. Cost of sales represents the estimated replacement cost at the time sales were realized, expressed in constant pesos at the end of the year.

IV. Investment in shares of affiliated companies.- Investments in companies in which the Company has an ownership interest of between 10% and 50% and for which the Company exercises significant influence, are accounted for using the equity method. Investments in companies in which the Company has an ownership interest of less than 10% are recorded at cost and restated for changes in the NCPI.

V. Property, plant and equipment.- Through December 31, 1996, the values of property, plant and equipment were determined by an independent appraiser registered with the National Banking and Securities Commission ("NBSC").

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present property, plant and equipment in the financial statements, and currently is restated as follows:

The appraised value of imported machinery as of December 31, 1996, as well as the cost of subsequent additions to such machinery, were restated based on the rate of inflation in the respective country of origin and then translated using the prevailing exchange rate at the balance sheet date (specific inflation factors).

The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

Depreciation is computed on the restated values, using the straight-line method based on the estimated useful lives of the assets as determined periodically by management based on technical studies.

VI. Exchange differences.- Transactions in foreign currency are recorded at the exchange rate at the time of the transactions. Exchange differences are determined from the date of the transactions to the time of settlement or valuation at the balance sheet date and are charged or credited to income.

VII. Labor obligations.- Under Mexican labor law, employees are entitled to a compensation payment ("seniority premium") upon death, dismissal or at retirement after 15 or more years of service. Seniority premium costs are recognized periodically during the years of service rendered by employees, based on actuarial computations made by an independent actuary, using the projected unit credit method and financial assumptions, net of inflation, as required by Mexican Accounting Principles Bulletin D-3 ("Labor Obligations"). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

VIII. Income taxes and employee profit sharing.- Effective January 1, 2000, the Company adopted the requirements of the Mexican Accounting Bulletin D-4, "Accounting for Income Tax, Asset Tax and Employee Profit Sharing." Bulletin D-4 requires the recognition of deferred taxes on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using enacted income tax rates. Through December 31, 1999, deferred taxes were recognized only on temporary differences that were considered to be non-recurring and that had a known turnaround period.

As established in Bulletin D-4, the cumulative effect of deferred taxes, at the beginning of 2000, was applied to stockholders' equity, without restating the financial statements of prior years.

The Company periodically evaluates the possibility of recovering deferred tax assets and if necessary, adjusts the related valuation reserve.

Employee profit sharing is a statutory obligation payable to employees that is determined in accordance with the provisions of both Mexican labor and income tax law.

In conformity with Bulletin D-4, deferred employee profit sharing is recognized only on temporary differences determined in the reconciliation of current year net income for financial and tax reporting purposes, provided there is no indication that the related liability or asset will not be realized in the future.

Current year employee profit sharing is charged to results of operations and represents a current liability due and payable in a period of less than one year.

Asset tax, which is a minimum income tax is payable based on the average value of most assets net of certain liabilities. Since income tax may be credited against asset tax, the latter is actually payable only to the extent that it exceeds current year income tax.

Current year income tax is charged to results of operations and represents the tax liability due and payable in less than one year.

IX. Long-lived assets.- The Company periodically evaluates potential impairment loss relating to long-lived assets by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through undiscounted future expected cash flows generated by the assets. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, a loss is recognized for the difference between the carrying value of the assets and the expected future undiscounted cash flows. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Effective January 1, 2004 the Company will be required to adopt Bulletin C-15 for Mexican GAAP which modifies the method in which companies must measure potential impairment losses relating to long-lived assets. Under the provisions of the bulletin an impairment loss of long-lived assets will be required to be recognized when the carrying value of assets, measured at the cash generating unit level, exceeds the recoverable value. A cash generating unit (joint venture, subsidiary, production line, division or segment) is the minimum identifiable grouping of assets that generate cash flows that are independent of other groups of assets. The recoverable value is defined as the greater of the value in use (present value of the estimated future net cash flows using an appropriate discount rate) or an estimated net selling price between interested parties, which is reasonable and verifiable. Impairment losses may be reversed in future periods when the recoverable value exceeds the carrying value of the related assets and it can clearly justified and demonstrated that the change is permanent and verifiable. The Company has evaluated the effect of this new rule standard, and it is not expected any change.

X. Revenue recognition.- The Company recognizes revenue when goods are shipped and invoiced. Revenue from retail operations is recognized, generally, at the point of sale. Returns and allowances are estimated and accrued based on historical results.

XI. Net income per unit.- Net income per unit is determined on the basis of the average weighted number of units issued and outstanding. The Company's units are each comprised of two common shares that are traded together as one unit. A "UB" unit is comprised of two Series "B" Shares and a "ULD" unit is comprised of one Series "L" Share and one Series "D" Share.

XII. Comprehensive income.- Mexican Accounting Bulletin B-4, "Comprehensive Income," became effective January 1, 2001. Bulletin B-4 establishes the rules with respect to reporting and presenting comprehensive income and the component elements of such income. Bulletin B-4 has no effect on net income or stockholders' equity. Comprehensive income consists of net income or loss for the year plus those items that are reflected directly in stockholders' equity and that do not constitute capital contributions, reductions or distributions such as deficit from restatement of stockholders' equity, effect of translation of foreign subsidiaries and deferred taxes allocated to equity.

GENERAL.-

On October 19th 1999 a merge agreement was approved by the Shareholders in which Ceramica Industrial Maquinada, S.A. de C.V. merged into Internacional de Ceramica, S.A. de C.V., which was a 100% subsidiary of Internacional de Ceramica, S.A. de C.V.

On April, 9th, 2002 a merge agreement was approved by the Shareholders in which Procesadora de Materiales Cerro Grande, S.A. de C.V. and Interacabados de Noroeste, S.A. de C.V. merged into Internacional de Ceramica, S.A. de C.V.. The merged companies were a 100% subsidiary of Internacional de Ceramica, S.A. de C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			QUARTER: 2 2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS
ANNEX 3					CONSOLIDATED
					Final Printing
COMPANY NAME		MAIN ACTIVITY	NUMBER OF SHARES	OWNERSHIP %	TOTAL AMOUNT (Thousands of Pesos)
					Acquisition Cost	Present Value
SUBSIDIARIES
1	ADHESIVOS Y BOQUILLAS INTERCERAMIC	PRODUCTOS PARA INSTALAR LOSETA	3	51.00	168	34,523
2	INTERCERAMIC, INC.	PRODUCCION Y VENTA DE LOSETA	4,000	100.00	2,423	392,721
3	INTERCERAMIC TRADING, CO.	SERVICIOS ADMINISTRATIVOS	10,000	100.00	3	953
4	RECUBRIMIENTOS INTERCERAMIC, S.A. DE C.V.	PRODUCCION Y VENTA DE LOSETA	20,114,738	50.01	1	227,711
5	DISTRIBUCION INTERCERAMIC	COMERCIALIZACION DE LOSETA	50,000	100.00	1	-25,226
6	INTERACABADOS DE OCCIDENTE	COMERCIALIZACION DE LOSETA	50,000	100.00	1	-9,331
7	MATERIALES EN PROCESO	SERVICIOS ADMINISTRATIVOS	1,249,999	100.00	1	401
8	INTERCERAMIC DE OCCIDENTE	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	249
9	OPERADORA INTERCERAMIC	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	807
10	SERVICIOS ADMINISTRATIVOS INTERCERAMIC, S.A. DE C.V.	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	10
11	INTERACABADOS DEL CENTRO	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	-298
12	HOLDING DE FRANQUICIAS INTERCERAMIC	TENEDORA DE ACCIONES	50,000	100.00	1	115,139
TOTAL INVESTMENT IN SUBSIDIARIES					2,603	737,659
ASSOCIATED

1	CASINO DE CHIHUAHUA	ACCIONES	2	1.00	175	1
2	MAYO Y ASOCIADOS	ACCIONES	5,000	30.00	1	5
3	CAMPESTRE SAN FRANCISCO	ACCIONES	4	0.40	49	20
4	PROMOTORA DE HOSPITALES MEXICANOS	ACCIONES	4,031,903	5.70	1	5,116
5	PROM. DE INFRAESTRUCT. DE MEXICO	ACCIONES	5,253	5.50	1	838
6	ELECTRONIC PUBLISHING	ACCIONES	1,815	11.84	1,000	1,990
8	FIDEICOMISO SACRAMENTO	ACCIONES	1	0.00	0	81
TOTAL INVESTMENT IN SUBSIDIARIES					1,227	8,051
OTHER PERMANENT INVESTMENT

TOTAL						745,710

STOCK EXCHANGE CODE: CERAMIC						MEXICAN STOCK EXCHANGE
INTERNACIONAL DE CERAMICA, S.A. DE C.V.						ANNEX 5		QUARTER: 2 2004
						CREDITS BREAKDOWN		Final Printing
						(Thousands of Pesos)		CONSOLIDATED

Credit Type Institution	Amorti- zation Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities						Amortization of Credits in Foreign Currency with Foreign Entities
			Until 1 Year	More than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS WITH WARRANTY
SINDICADO	7/31/2007	3.47%	0	0							105,993	144,063	216,094	321,740	96,042
BANCOMER - L. REVOLVENTE	9/23/2004	3.07%	0	0							80,709
BANORTE	7/30/2004	3.47%	0	0							57,786
BANAMEX - L. REVOLVENTE	7/20/2004	3.01%	0	0							69,219
SCOTIABANK	7/20/2004	3.46%	0	0							34,615
CAPITAL LEASE - PRENDARIO	10/25/2007	7.35%									150	123	133	146	40

OTHER FINANCIAL ENTITIES ORACLE	7/1/2004	5.00%	0	0							284
TOTAL BANKS			0								348,756	144,186	216,227	321,886	96,082	0

Credit Type Institution	Amorti- zation Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities						Amortization of Credits in Foreign Currency with Foreign Entities
			Until 1 Year	More than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS
FERRO MEXICANA			0	0								15,507
ABRASIVOS PORCELANICOS (PAME			0	0								14,134
ORACLE DE MEXICO			0	0								12,573
KOHLER CO.			0	0								8,309
IMPORTACION PROFESIONAL DE A			0	0								3,965
ESMALTES Y COLORANTES COVER			0	0								3,487
GRES LUNA SA			0	0								3,219
ESMACER			0	0								3,164
MANCHESTER QUIMICA MEXICANA			0	0								2,203
DERIVADOS METALORGANICOS			0	0								1,975
EMPAQUES DE CARTON TITAN			6,005	0
EDITORIAL TELEVISA SA DE CV			1,150	0
MONDIMEX INDUSTRIAL			991	0
RODAMIENTOS Y REPRESENT INDU			937	0
CERAMIKON			927	0
MATERIAS PRIMAS MINERALES DE			691	0
TECNICA ELECTRICA DEL PARRAL			688	0
REGIO COLOIDES SA DE CV			665	0
QUIMICA ATSA SA DE CV			658	0
AMPARAN ALVIDRES ROGELIO			621	0
OTROS			115,945	0								101,920
TOTAL SUPPLIERS			129,278									170,456

Credit Type Institution	Amorti- zation Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities						Amortization of Credits in Foreign Currency with Foreign Entities
			Until 1 Year	More than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS			145,429	0								47,673
TOTAL OTHER			145,429	0								47,673

GRAND TOTAL			274,707	0	0	0	0	0	0	0	348,756	362,315	216,227	321,886	96,082	0

* ALL CREDITS ARE DENOMINATED IN DOLLARS.
* THE EXCHANGE RATE BETWEEN THE MEXICAN PESO AND THE AMERICAN DOLLAR AT THE TIME THE INFORMATION WAS PRESENTED: $1 USD = $11.525 MXP.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			QUARTER: 2 2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE (Thousands of Pesos) ANNEX 6
CONSOLIDATED
	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
FOREIGN CURRENCY POSITION	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS

TOTAL ASSETS	133,948	1,543,756	0	0	1,543,756
LIABILITIES POSITION	116,726	1,345,266	0	0	1,345,266
SHORT TERM LIABILITIES POSITION	61,698	711,071	0	0	711,071
LONG TERM LIABILITIES POSITION	55,028	634,195	0	0	634,195

NET BALANCE	17,222	198,490	0	0	198,490

CURRENT RATE BETWEEN THE MEXICAN PESO AND THE US DOLLAR AT THE TIME THIS INFORMATION WAS PRESENTED: $1 USD = 11.525 MXP.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			QUARTER: 2 2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (Thousands of Pesos) ANNEX 7
CONSOLIDATED
MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY FEBRUARY MARCH APRIL MAY JUNE JULY AUGUST SEPTEMBER OCTOBER NOVEMBER DECEMBER ACTUALIZATION CAPITALIZATION FOREIGN CORP: OTHER	1,413,173 1,330,157 1,368,061 1,881,803 1,901,954 1,903,762	3,628,071 3,077,636 3,094,596 3,278,838 3,027,538 3,336,366	2,214,898 1,747,479 1,726,535 1,397,035 1,125,584 1,432,604	0.36 0.60 0.41 0.22 0.00 0.25	7,946 10,471 7,028 3,088 28 3,599
TOTAL					32,160
WE ARE INCLUDING THE MONETARY ASSETS AND THE LIABILITIES FROM OUR SUBSIDIARY LOCATED AT GARLAND, TX. TO REFLECT THE EFFECT FOR THE CONSOLIDATED MONETARY POSITION ACCORDING TO THE BULLETIN B-15.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC	2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (Thousands of Pesos) ANNEX 8

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 2 2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

DATA PER SHARE CONSOLIDATED FINANCIAL STATEMENT
CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
INTERNACIONAL DE CERAMICA, S.A. DE C.V.	PRODUCCION DE LOSETA CERAMICA ESMALTADA	11,300,000	100.00
PLANTA AZULEJOS INTERCERAMIC	PRODUCCION DE LOSETA CERAMICA ESMALTADA	3,600,000	100.00
RECUBRIMIENTOS INTERCERAMIC, S.A. DE C.V.	PRODUCCION DE LOSETA CERAMICA ESMALTADA	6,000,000	100.00
ADHESIVOS Y BOQUILLAS, S. DE R.L. DE C.V.	PRODUCCION DE ADHESIVO Y BOQUILLAS PARA INSTALACI	67,200	85.00
INTERCERAMIC, INC.	PRODUCCION DE LOSETA CERAMICA ESMALTADA	3,100,000	100.00
ADHESIVOS Y BOQUILLAS, S. DE R.L. DE C.V.	PRODUCCION DE ADHESIVO Y BOQUILLAS PARA INSTALACI	90,000	55.00

(1) THE INSTALLED CAPACITY IS EXPRESSED IN SQ. METERS PER YEAR.
THE INSTALLED CAPACITY FOR ADHESIVOS Y BOQUILLAS AND ADHESIVOS Y BOQUILLAS SUR ARE EXPRESSED IN TONS. FOR THE REST OF THE SUBSIDIARIES, IT IS EXPRESSED IN SQ. METERS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			QUARTER: 2 2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

MAIN RAW MATERIALS (Thousands of Pesos) ANNEX 10
CONSOLIDATED
DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)

CLAY	PROCESADORA DE MATERIALES CER				7.52
FRITS	ESMALTES Y COLRANTES COVER	FRITS	COLOROBIA	S	2.26
	ESMACER		ESMALGLASS	S
COLORS	CERDEC	COLORS	ESMACER	S	11.00
	ESMALTES Y COLORANTES COVER
	FERROMEXICANA
	ESMACER
CORINDONES	IMPORTACIONES PROFESIONALES				0.75
	PROINT
OXIDES	DE MATEO Y CIA	OXIDES	MINERA AUTLAN	S	0.12
	IMPORTACIONES PROFESIONALES
	MINERA AUTLAN
CERAMIC MATERIALS	DERIVADOS METALORGANICOS	CERAMIC MATERIALS	ALCOA INTERAMERICANA	S	3.25
	MOLINOS DEL NORTE		KENTUCKY AND TENNESSEE	S
	MAT PRIMAS MINERALES DE AHUAZ		FELDASPAR ORP	S
	MINERA NYCO
	MATERIAS PRIMAS DE LAMPAZOS
PACKING	EMPAQUES DE CARTON TITAN	PACKING	CARLSON SYSTEMS	S	5.34
			DIAGRAPH	S
			STONE CONTAINER	S
			PACKAGING ENTERPRISE	S
TRIPOLIFOSPHIT OF SODIUM	CATALIZADORA INDUSTRIAL				0.02
GUM	QUIMICA AMTEX				2.26
CHEMICAL PRODUCTS		CHEMICAL PRODUCTS	MARDUPOL	S	0.02

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.				QUARTER: 2 2004

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11 DOMESTIC SALES						CONSOLIDATED Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		MARKET SHARE (%)	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
LOSETA CERAMICA ESM	10,807	970,539	9,006	808,792	19.00	INTERCERAMIC	DISTRIBUCION INTERC
OTROS				204,635			GRUPO COMERCIAL INT
							INTERACABADOS DE OC
							MAT ARQ Y DECORATIV
							CERAMICA DEL BAJIO
							SI S.A DE C.V.
							INTERAMBIENTES CERA
							PISOS Y BAÑOS, S.A.
							PISOS Y RECUB CERAM
							PROCERVER, S.A. DE
TOTAL		970,539		1,013,427

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.					QUARTER: 2 2004

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11 FOREIGN SELLS					CONSOLIDATED

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
LOSETA CERAMICA ESM			5,286	656,415	U.S.A.	INTERCERAMIC	INTERCERAMIC INC.
OTROS				181,003	CANADA	A.OLEN	DALTILE
						DALTILE

TOTAL				837,418

NOTES
* ACCORDING TO ESTIMATES MADE BY THE COMPANY FOR DOMESTIC MARKET, THE MARKET SHARE IS HIGHER THAN 19%.

* THE PRODUCTION OF THE OTHER NON TILE PRODUCTS ARE NOT SHOWED BECAUSE THOSE PRODUCTS ARE JUST FOR COMMERCIALIZATION AND NON PRODUCED BY THE COMPANY.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC					QUARTER: 2 2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK CHARACTERISTICS OF THE SHARES ANNEX 12 - A
CONSOLIDATED

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	SUBSCRIPTION
							FIXED	VARIABLE
B			16,000,000	146,664,124		96,906,632	8,000	73,332
L						32,878,746
D						32,878,746
TOTAL			16,000,000	146,664,124	-	162,664,124	8,000	73,332

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF THE INFORMATION 162,664,124
SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's
ADS's
GDS's:

REPURCHASE OWN SHARES

	SERIES		NUMBER OF SHARES	MARKET VALUE OF THE SHARES
				AT REPURCHASE VALUE			AT QUARTER

SHARES PROPORTION BY:
2 SHARES SERIES B FOR EACH UNIT UB. ONE SHARE SERIES L AND ONE SHARE SERIES D FOR EACH UNIT ULD.
5 LIMITED VOTING UNITS REPRESENTS ONE ADS.

ACCORDING TO THE FIXED POSITION OF THE TOTAL NUMBER OF SHARES, AND THE FIXED CAPITAL STOCK, THIS AMOUNT
CAN BE INDISTINTLY OF ANY SERIES, B, L OR D.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                                                                         QUARTER: 2 YEAR 2004

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

MAIN PROJECTS OF THE COMPANY

CONSOLIDATED

ANNEX                                                                                                                     Final Printing

As a result of the US$43.7 million of net proceed resulting from the Rights Offering of stock completed on March 2004, a new state of the art production facility is under construction, to be located in the city of Chihuahua, Mexico.

At the end of the second quarter of 2004 the percentage of advance of the project was of 6.54 percent.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                                                                     QUARTER: 2 YEAR 2004

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONVERSION OF FOREIGN EXCHANGE TRANSACTIONS

AND FINANCIAL STATEMENTS

CONSOLIDATED

ANNEX 14                                                                                                                     Final Printing

Pursuant to Bulletin B-15 financial statements previously reported have been restated to take into account a common actualization factor determined by weighting the Company's respective sales in Pesos and Dollars, each as effected by inflation and devaluation in the applicable currencies. This factor for the 12 month period from July '03 to June '04 was 8.29% compared to the inflation for the same period of 4.36%.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                                                                     QUARTER: 2 YEAR 2004

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

INFORMATION ON THE ISSUER

LEGAL NAME:     Internacional de Cerámica, S.A. de C.V.

ADDRESS:            Av. Carlos Pacheco #7200

                              Sector 26

                              C.P. 31060

CITY & STATE:   Chihuahua, Chih.

Phone Number:      (52-614) 429-1111

Fax:                       (52-614) 429-1166

E-MAIL:                investor@interceramic.com

FISCAL INFORMATION ON THE ISSUER

LEGAL NAME:     Internacional de Cerámica, S.A. de C.V.

ADDRESS:            Av. Carlos Pacheco #7200

                              Sector 26

                              C.P. 31060

CITY & STATE:    Chihuahua, Chih.

RESPONSIBLE FOR PAYMENT

NAME:                     Lic. Jesus Olivas Corral

ADDRESS:              Av. Carlos Pacheco #7200

                                Sector 26

                                C.P. 31060

                                CITY & STATE: Chihuahua, Chih.

                                Phone Number: (52-614) 429-1261

                                Fax: (52-614) 429-1166

                                E-MAIL: jolivas@interceramic.com

PRINCIPAL OFFICERS

TITLE BMV:             Chairman of the Board of Directors

TITLE:                       Chairman of the Board of Directors

NAME:                      Don Oscar Almeida Chabre

ADDRESS:                Av. Carlos Pacheco #7200

                                  Sector 26

                                  C.P. 31060

CITY & STATE:        Chihuahua, Chih.

Phone Number:           (52-614) 429-1127

Fax:                            (52-614) 429-1166

E-MAIL:                     investor@interceramic.com

TITLE BMV:              President and Vice Chairman of the Board

TITLE:                        President and Vice Chairman of the Board

NAME:                       Lic. Victor Almeida Garcia

ADDRESS:                 Av. Carlos Pacheco #7200

                                   Sector 26

                                   C.P. 31060

CITY & STATE:        Chihuahua, Chih.

Phone Number:           (52-614) 429-1127

Fax:                             (52-614) 429-1166

E-MAIL:                     investor@interceramic.com

TITLE BMV:               Chief Financial Officer

TITLE:                         Chief Financial Officer

NAME:                        Lic. Jesus Olivas Corral

ADDRESS:                  Av. Carlos Pacheco #7200

                                    Sector 26

                                    C.P. 31060

CITY & STATE:         Chihuahua, Chih.

Phone Number:            (52-614) 429-1261

Fax:                             (52-614) 429-1166

E-MAIL:                      jolivas@interceramic.com

TITLE BMV:                Responsible for reporting quarterly information

TITLE:                         Chief Financial Officer

NAME:                         Lic. Jesus Olivas Corral

ADDRESS:                   Av. Carlos Pacheco #7200

                                     Sector 26

                                     C.P. 31060

CITY & STATE:          Chihuahua, Chih.

Phone Number:             (52-614) 429-1261

Fax:                              (52-614) 429-1166

E-MAIL:                       jolivas@interceramic.com

TITLE BMV:                Second responsible for reporting quarterly information

TITLE:                          Investor Relations

NAME:                         Lic. Luis Fernando Cano B.

ADDRESS:                   Av. Carlos Pacheco #7200

                                     Sector 26

                                     C.P. 31060

CITY & STATE:           Chihuahua, Chih.

Phone Number:             (52-614) 429-1264

Fax:                              (52-614) 429-1166

E-MAIL:                       lfcano@interceramic.com

TITLE BMV:                 Responsible of legal department

TITLE:                          Chief Financial Officer

NAME:                         Lic. Jesus Olivas Corral

ADDRESS:                   Av. Carlos Pacheco #7200

                                     Sector 26

                                     C.P. 31060

CITY & STATE:           Chihuahua, Chih.

Phone Number:              (52-614) 429-1261

Fax:                               (52-614) 429-1166

E-MAIL:                       jolivas@interceramic.com

TITLE BMV:                 Secretary of the Board of Directors

TITLE:                           Secretary of the Board of Directors

NAME:                          Lic. Norma Almeida de Champion

ADDRESS:                   Av. Carlos Pacheco #7200

                                     Sector 26

                                     C.P. 31060

CITY & STATE:          Chihuahua, Chih.

Phone Number:            (52-614) 429-1261

Fax:                             (52-614) 429-1166

E-MAIL:                      investor@interceramic.com

TITLE BMV:                Responsible of information to investors

TITLE:                          Chief Financial Officer

NAME:                         Lic. Jesus Olivas Corral

ADDRESS:                   Av. Carlos Pacheco #7200

                                     Sector 26

                                     C.P. 31060

CITY & STATE:          Chihuahua, Chih.

Phone Number:             (52-614) 429-1261

Fax:                              (52-614) 429-1166

E-MAIL:                      jolivas@interceramic.com

TITLE BMV:                Registered person for sending information via EMISNET

TITLE:                          Chief Financial Officer

NAME:                         Lic. Jesus Olivas Corral

ADDRESS:                  Av. Carlos Pacheco #7200

                                     Sector 26

                                     C.P. 31060

CITY & STATE:          Chihuahua, Chih.

Phone Number:             (52-614) 429-1261

Fax:                              (52-614) 429-1166

E-MAIL:                      jolivas@interceramic.com

TITLE BMV:                Registered person for sending relevant releases via EMISNET

TITLE:                         Chief Financial Officer

NAME:                        Lic. Jesus Olivas Corral

ADDRESS:                  Av. Carlos Pacheco #7200

                                    Sector 26

                                    C.P. 31060

CITY & STATE:         Chihuahua, Chih.

Phone Number:            (52-614) 429-1261

Fax:                             (52-614) 429-1166

E-MAIL:                     jolivas@interceramic.com

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                                                                                     QUARTER: 2 YEAR 2004

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AUDITED

CONSOLIDATED

Final Printing

DECLARATION FROM THE COMPANY OFFICIAL RESPONSIBLE FOR THE INFORMATION

I hereby swear that the financial information here in supplied to this stock exchange, corresponding to the period from 1 OF JANUARY TO 30 OF JUNE OF 2004 AND 2003 is that obtained form our authorized accounting registers and is result of the application of the accounting principles and norms accepted and stated by the Mexican Institute of Public Accountants and in the provisions of the Mexican National Bank and Stock Commission (Comision Nacional Bancaria y de Valores).

The accounting principles used by this company and the processing of the data for the period to which the said information refers were applied using the same bases as for the similar of the previous year.

________________________________                             _________________________________

LIC.VICTOR ALMEIDA GARCIA                                         LIC. JESUS OLIVAS CORRAL

CHIEF EXECUTIVE OFFICER                                             CHIEF FINANCIAL OFFICER

CHIHUAHUA, CHIH. AT AUGUST 14, 2004